

August 15, 2014

Via E-mail
Alan Meeker
Chief Executive Officer
Fuse Medical, Inc.
4770 Bryant Irvin Court, Suite 300
Fort Worth, TX 76107

> **Re:** **Fuse Medical, Inc.**
> **Current Report on Form 8-K/A**
> **Filed August 6, 2014**
> **File No. 000-10093**

Dear Mr. Meeker:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 6

Historical Company Information, page 6

1. We note the qualification you added in the penultimate paragraph in this section on page 6 and other similar qualifications added to the amended Form 8-K. Please remove these qualifications and provide materially complete descriptions of the applicable transactions.

2. We note your response to prior comment 2. Please disclose the total number as well as the categories of persons and entities involved where you first mention the "Holders."

Overview, page 6

3.   Please expand your disclosure in response to prior Comment 3 to describe clearly your relationships with your principal suppliers. In this regard, please revise to clarify the types of purchasers of and uses for stem cells from the placenta.

4.   We note your response to prior comment 5; however, given you disclose in your risk factors that certain regulations may materially affect your business, please provide the description of the material regulations to which may materially affect your business requested in our prior comment.

Liquidity and Capital Resources, page 25

5.   Please provide expanded disclosure in response to comments 7 and 15 that clarifies your presence in Texas and your plans to expand nationwide. Discuss in greater detail the impact a lack of funding may have upon the implementation of your business plans.

6.   We note your response to comment 16, the statement regarding your future contemplated offering and the reference to possibly needing to reduce operating expenses. Please revise to clarify what you mean by "future contemplated offering" and quantify the approximate amount of time before you would have to reduce operating expenses assuming current levels of cash and operations.

Certain Relationships and Related Transactions, page 35

7.   Refer to prior comment 19. Your disclosure in this section for each related party transaction should provide all of the information required by Item 404(a) of Regulation S-K. The qualifying statement that the description "does not purport to be complete and is qualified in its entirety by reference to the full text" of the agreements does not satisfy Item 404(a). Please revise to address clearly all material related party transactions.

Item 3.02, page 38

8.   We reissue prior comment 20. Please provide all information required by Item 701 of Regulation S-K including briefly the facts relied upon to make each applicable exemption available, for each issuance reportable under this section, including, for example, shares issued under the December 18, 2013 Merger Agreement. Also, address the last sentence of that comment.

Exhibits, page 45

9.   Please file all of your exhibits in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

10. Refer to comment 23. If you are electing to omit the schedules in reliance upon Item 601(b)(2) please provide the information required by the last sentence of that Item.

Exhibit 99.3 – Unaudited Pro Forma Combined Financial Statements, page F-2

Pro Forma Combined Balance Sheet, page F-3

11. Your response to comment 25 of our letter dated July 1, 2014 does not address the actual comment so we are reissuing that comment. We note you presented a tax provision as Note F in the pro forma statement of operations to reflect federal income taxes of Fuse as if it were a corporation. Accordingly, you recognize that Fuse transitioned from a nontaxable entity to a taxable entity as a result of this transaction. As such SAB Topic 4.B. does apply to you. Please revise the pro forma balance sheet to comply with the requirements of SAB Topic 4.B.

Pro Forma Combined Statements of Operations, page F-4

12. We note your response to comment 26 of our letter dated July 1, 2014 indicating that the activity of the shell company should be included in the pro forma statements according to Article 11 of Regulation S-X. In a reverse recapitalization, the activities of the shell company are presumed to cease as of the date of the transaction, plus the financial statement of the operating company or the accounting acquirer become the historical financial statements of the registrant. Accordingly, we reissue comment 26. Please revise to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): Travis Leach, Esq.